UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   FORM 6-K/A

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                DECEMBER 15, 2004

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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This amendment Form 6-K/A filing is being made due to a missing cover page and signature page, the original filing was timely filed on October 20, 2004

CRUCELL AND MERIAL ANNOUNCE COMMERCIAL LICENSE AGREEMENT FOR PER.C6(R) TECHNOLOGY FOR FOOT-AND-MOUTH DISEASE VACCINES

COLLABORATION WITH USDA AGRICULTURAL RESEARCH CENTER AIMS TO PRODUCE VACCINES FOR RAPID CONTROL OF FMD OUTBREAKS

LEIDEN, THE NETHERLANDS / DULUTH, GA, USA - OCTOBER 18, 2004 - DUTCH BIOTECHNOLOGY COMPANY CRUCELL N.V. (EURONEXT, NASDAQ: CRXL) AND MERIAL, A WORLD-LEADING ANIMAL HEALTH COMPANY, TODAY ANNOUNCED THAT THEY HAVE ENTERED INTO A LICENSE AGREEMENT FOR THE UTILIZATION OF CRUCELL'S PER.C6(R) TECHNOLOGY FOR THE DEVELOPMENT AND COMMERCIALIZATION OF VETERINARY VACCINES FOR FOOT-AND-MOUTH DISEASE (FMD). FMD IS A HIGHLY COMMUNICABLE DISEASE OF PRODUCTION ANIMALS AND IS IDENTIFIED BY THE U.S. GOVERNMENT AS A POTENTIAL BIO-TERRORISM RISK.

Under the terms of the agreement, Crucell will receive an upfront payment, milestone payments, annual maintenance fees, and royalties on sales of vaccines. Further financial details were not disclosed.

In on-going and close collaboration with the U.S. Department of Agriculture, Agricultural Research Service (ARS) Plum Island Animal Disease Center, Merial will further develop FMD vaccines discovered by ARS. These vaccines would be held in reserve for rapid distribution in the event of an accidental or terrorist-caused FMD outbreak.

Dr. Robert Nordgren, Head of Biologics Research and Development at Merial, said "We are particularly proud to work with Crucell and the United States Department of Agriculture in the development of vaccines that not only enhance animal health, but also improve our country's level of bio-security, and its ability to respond quickly to threats to the agricultural industry. It now becomes essential that we move with speed through this final development process, since possible FMD outbreaks can occur unexpectedly."

Dr. Luis L. Rodriquez, of ARS Plum Island, is Research Leader for the project. "Few effective intervention tools are available today to control FMD outbreaks," he said. "We have long needed an effective alternative to the culling and slaughter of all animals in infected and neighboring premises, which has previously been our only way of dealing with outbreaks. The combination of vaccine and antivirals is a very promising intervention tool for rapidly controlling and minimizing the impact of FMD outbreaks in the United States."

"We consider Merial's choice of PER.C6(R) as the cell substrate for vaccines against such an important concern as foot-and-mouth disease as further confirmation of the strength of PER.C6(R) technology for the production of both human and veterinary vaccines," said Jaap Goudsmit, Crucell's Chief Scientific Officer.

FMD affects swine, sheep, cattle, deer and other animals. Experts warn that a single outbreak of FMD could require the destruction of tens of millions of cattle and result in a worldwide ban of U.S. cattle exports for years. This would not only affect the livestock industry, but related economic systems as well, significantly impacting the $1.5 trillion agricultural sector of the U.S. In 2001, the British epidemic cost $15 billion in disposal, compensation, lost trade and tourism.

ABOUT MERIAL

Merial is a world-leading, innovation-driven animal health company, providing a comprehensive range of products to enhance the health, well-being and performance of a wide range of animals. Merial employs approximately 6,000 people and operates in more than 150 countries worldwide. Its 2003 sales were in excess of $1.8 billion. Merial Limited is a joint venture between Merck & Co., Inc. and Aventis, part of the sanofi-aventis Group. For more information, go to www.merial.com.

ABOUT CRUCELL

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(R) technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6(R) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.


This press release contains forward-looking statements that involve inherent risks and uncertainties. Crucell has identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to Crucell's Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For further information please contact:

Crucell N.V.
Elizabeth Goodwin

Director Investor Relations and Corporate Communications
Tel. +31 (0)71 524 8718
e.goodwin@crucell.com

Merial
Steve Dickinson

Head of Global Communications

678-638-3682

Steve.dickinson@merial.com

USDA

Sandy Miller Hayes
USDA Communications

301-504-1636

SMHayes@als.usda.gov

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

   DECEMBER 15, 2004                            /s/ ELIZABETH GOODWIN
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        (Date)                                    Elizabeth Goodwin
                                            Director Investor Relations and
                                              Corporate Communications